Exhibit 99.5

FOR IMMEDIATE RELEASE

TotalFinaElf Acquires Interest in Bolivia’s Ipati Block

Paris, March 27, 2003 — Through local subsidiary Total Exploration Production Bolivia, TotalFinaElf has acquired an 80% interest in and operatorship of the Ipati license in southern Bolivia from Argentina’s Tecpetrol. TotalFinaElf is also selling Tecpetrol a 20% interest in the adjoining Aquio Block.

Under the terms of the agreement, TotalFinaElf operates the two blocks with an 80% interest and Tecpetrol holds a 20% interest in each.

Covering approximately 615 square kilometers, the Ipati Block is located around 200 kilometers north of the West XX Block operated by TotalFinaElf.

TotalFinaElf owns a 15% interest in the San Alberto field, which came on stream in early 2001, and in the San Antonio field, currently in the development phase.

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